Exhibit 12

Statements re: computation of ratios

(Dollars in Thousands, Except Ratios)

	For the three months ended March 31, 2013		For the year ended December 31, (Dollars in Thousands, Except Per Share Amounts)
	2013		2012		2011	2010	2009	2008

Net income from continuing operations	$433		$3,761		$5,714	$4,928	$4,400	$4,873

Add: fixed charges and preferred and senior common distributions	7,427		26,962		21,247	21,191	22,001	20,964

Less: preferred and senior common distributions	(1,076)		(4,206)		(4,156)	(4,114)	(4,094)	(4,094)

Earnings	$6,784		$26,517		$22,805	$22,005	$22,307	$21,743

Fixed charges and preferred and senior common distributions:
Interest expense (1)	5,942		21,239		16,158	16,031	16,399	15,575
Amortization of deferred financing fees	405		1,502		918	1,031	1,496	1,284
Estimated interest component of rent	4		15		15	15	12	11
Preferred and senior common distributions	1,076		4,206		4,156	4,114	4,094	4,094

Total fixed charges and preferred and senior common distributions	$7,427		$26,962		$21,247	$21,191	$22,001	$20,964

Ratio of earnings to combined fixed charges and preferred distributions	0.9	(2)	1.0	(3)	1.1	1.0	1.0	1.0

(1)	Interest expense includes dividends paid on our mandatorily redeemable term preferred stock.
(2)	Note for the three months ended March 31, 2013, earnings, as defined, were insufficent to cover fixed charges by $643.
(3)	Note for the year ended December 31, 2012, earnings, as defined, were insufficent to cover fixed charges by $445.

The calculation of the ratio of earnings to combined fixed charges and preferred distributions is above. “Earnings” consist of net income from continuing operations before fixed charges. “Fixed charges” consist of interest expense, amortization of deferred financing fees and the portion of operating lease expense that represents interest. The portion of operating lease expense that represents interest is calculated by dividing the amount of rent expense, allocated to us by our Adviser as part of the administration fee payable under the Advisory Agreement, by three.